February 27, 2007

Via Edgar and Facsimile

Securities and Exchange Commission
Attention: Craig Slivka
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Valcent Products, Inc.
Registration Statement on Form F-1, Amendment No. 3
Filed February 7, 2007
File No. 333-133613

Ladies and Gentlemen:

Based on your oral confirmation that the Securities and Exchange Commission has no further comments on the Registration Statement, on February 26, 2007 we requested that pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form F-1/A #3 referred to above be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, or as soon as practicable thereafter, on Wednesday February 28, 2007. This letter serves to reiterate our request, and as our acknowledgment that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

s	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted

VALCENT PRODUCTS, INC.

/s/ F. George Orr

F. George Orr, Chief Financial Officer